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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48310

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aurum Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.
38598

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Montgomery Steet, #1575
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jody Baxter Watson, CPA 925-279-0785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armstrong, Bagnasco & Associates, LLP
(Name — *if individual, state last, first, middle name)*

426 N. Wiget Lane, Suite A Walnut Creek, CA 94598-2408
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Paul Castagna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurum Securities Corp., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

TRECA G. PHILLIPS
Commission # 1185481
Notary Public - California
San Francisco County
My Comm. Expires May 31, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



ARMSTRONG, BAGNASCO & ASSOCIATES, LLP

Independent Auditors' Report

To the Board of Directors
Aurum Securities Corp.

We have audited the accompanying statement of financial condition of Aurum Securities Corp. (a California corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurum Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armstrong, Bagnasco & Associates LLP

Walnut Creek, California
February 4, 2002

426 North Wiget Lane, Suite A
Walnut Creek, CA 94598-2408
tel 925 279 0785 fax 925 279 0797
http://www.abk-llp.com

AURUM SECURITIES CORP.

Statement of Financial Condition
December 31, 2001

Assets

Cash	$	62,715
Investment in mutual funds		93,643
Deposit with clearing organization		20,000
Income tax receivable		3,713
Commissions receivable		341,956
Prepaid expenses		16,631
Investment in affiliate		713,763
Investment in NASDAQ stock		3,300
Total Assets	$	1,255,721

Liabilities and Stockholders' Equity

Accounts payable	$	361,243
Stockholders' Equity:		
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding		67,136
Retained earnings		827,342
Total Stockholders' Equity		894,478
Total Liabilities and Stockholders' Equity	$	1,255,721

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Statement of Income
Year Ended December 31, 2001

Revenues:	
Brokerage commissions earned, net of $98,081 commission refunds	$ 5,834,253
Interest and dividends	2,775
Gain on sale of funds	47,060
Total Revenues	5,884,088
Expenses:	
Commissions	4,322,219
Licenses and fees	12,964
Professional fees	46,369
Clearing fees	85,344
Wages	240,000
Payroll taxes	13,828
Core expense	469,920
Network connectivity	18,549
Clerical expense	32,472
Insurance expense	13,129
Rent expense	44,127
Other expenses	8,945
Total Expenses	5,307,866
Net Income Before Income Taxes	576,222
Provision for Income Taxes	8,645
Net Income	$ 567,577

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Unrealized Gains on Securities	Accumulated Earnings	Total Stockholders' Equity
Balances at January 1, 2001	$ 67,136	$ -	$ -	$ 1,059,765	$ 1,126,901
Net Income	-	-	-	567,577	567,577
Distributions to stockholders	-	-	-	(800,000)	(800,000)
Balances at December 31, 2001	$ 67,136	$ -	$ -	$ 827,342	$ 894,478

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows From Operating Activities:		
Net income	$	567,577
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) decrease in:		
Commissions receivable		(55,070)
Prepaid expenses		(16,631)
Investment in affiliate		(26,026)
Income tax receivable		8,645
Increase (decrease) in:		
Accounts payable		137,589
Net Cash Provided by Operating Activities		616,084
Cash Flows From Investing Activities:		
Redemption of mutual funds		111,239
Cash Flows From Financing Activities:		
Distributions to stockholders		(800,000)
Net Decrease in Cash		(72,677)
Cash and Cash Equivalents at Beginning of Period		135,392
Cash and Cash Equivalents at End of Period	$	62,715

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Notes to Financial Statements
December 31, 2001

Note 1 - Description of the Company:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation formed on April 27, 1995. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

On February 5, 1998, the Company changed its name from GGFG Securities Corp. to Aurum Securities Corp.

Note 2 - Summary of Significant Accounting Policies:

Commissions Receivable: Commissions consist of amounts due from mutual fund companies and the clearing broker for commissions earned. No allowance for doubtful accounts is considered necessary.

Amortization: Organization costs are amortized on a straight-line basis over a period of 60 months.

Depreciation: Equipment costs are depreciated using an accelerated method of depreciation over a five-year period.

Securities Transactions: Commission income and expenses related to customer securities transactions are recorded on a trade date basis. Marketable mutual funds are valued at market value.

Cash Flows: The Company presents its statement of cash flows using the indirect method. The Company is required to maintain $20,000 on deposit with the clearing broker.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes and is subject to a 1.5% state franchise tax. The Company's income or loss is reported on the income tax returns of the Company's stockholders.

Note 3 – Related Party Transactions:

The Company entered into a shared resource lease agreement with Aurum Capital Management Corporation (ACM), a Corporation with common ownership. ACM, in consideration of lease payments of the premises, leases to the Company employees, office furniture and equipment, telephones and computer networks. The Company records these costs as core expenses. Core expenses are paid to ACM in monthly installments calculated at 30% of ACM's allocable business expenses, less owner's salaries, payable monthly for the prior month's business expenses. The shared resource lease agreement is renewable annually.

Note 4 – Income Taxes:

The current provision for income taxes is based on earnings reported for income tax purposes for the year ended December 31, 2001. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. As of December 31, 2001, there were no deferred tax assets or liabilities.

Provision for income tax for the year ended December 31, 2001 consists of the following:

California franchise tax	$ 8,645

Note 5 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $130,198. This was $30,198 in excess of its required minimum net capital of $100,000. The aggregate indebtedness to net capital ratio was 277%.

Note 6 – Contingencies:

An arbitration claim was submitted to the National Association of Securities Dealers on November 15, 2001, by the Company, one shareholder and a commonly owned Company against the other shareholder and related entities for breach of the Company's Shareholder Agreement.

At this early stage of the arbitration, an evaluation of the outcome, if any, cannot be determined. No estimate can be made that is at least reasonably possible.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

AURUM SECURITIES CORP.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

Net Capital:		
Total stockholders' equity	$	894,478
Deduct stockholders' equity not allowable for net capital		-
Total Stockholders' Equity Qualified for Net Capital		894,478
Add allowable subordinated liabilities		-
Total Capital and Allowable Subordinated Liabilities		894,478
Deduct non-allowable assets		(757,407)
Net capital before haircuts on securities positions		137,071
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Market funds @ 2%		1,873
Other:		
Excess of maximum deductible on Fidelity Bond coverage		5,000
Net Capital	$	130,198
Aggregate Indebtedness:		
Items included in statement of financial condition	$	361,243
Add items not included in statement of financial condition		-
Total Aggregate Indebtedness	$	361,243
Computation of Basic Net Capital Requirement:		
Minimum net capital required of reporting broker-dealer	$	100,000
Excess net capital	$	30,198
Excess net capital at 1000%	$	94,074
Ratio: Aggregate indebtedness to net capital		277%
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	130,198
Net audit adjustments		-
Net Capital Per Above	$	130,198

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

See accountants' report and accompanying notes.

AURUM SECURITIES CORP.

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

See accountants' report and accompanying notes.



ARMSTRONG, BAGNASCO & ASSOCIATES, LLP

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Aurum Securities Corp.

In planning and performing our audit of the financial statements of Aurum Securities Corp. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

426 North Wiget Lane, Suite A
Walnut Creek, CA 94598-2408
tel 925 279 0785 fax 925 279 0797
http://www.abk-llp.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Armstrong, Bagnasco & Associates LLP

Walnut Creek, California
February 4, 2002



AURUM SECURITIES CORP.

FINANCIAL STATEMENTS

December 31, 2001

(With Independent Auditors' Report Thereon)

